May 13, 2005

Linda Van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549




Dear Ms. Van Doorn:

This letter is a follow up response to our letter of May 2, 2005 that was written in answer to your letter dated April 20, 2005 regarding the Commission's review of our Form 10-K for the fiscal year ended December 31, 2004. We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in this filing. We acknowledge that neither your comments nor changes to disclosure that we make in response to your comments foreclose the Commission from taking any action with respect to the filing. We also acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment:
You asked for additional clarification on Note 1 to the consolidated financial statements, specifically item (d) Revenue Recognition, page A-10. You asked for us to clarify the basis for recognizing management fee revenue including the profit sharing component.

Response:
The second paragraph of item (d) now reads:

         Our insurance services revenues related to management fees are recognized monthly as a percentage of the earned premiums of the managed company. The profit sharing component of the management services agreement is recognized when it is reasonable certain that the managed company will have an annual profit, generally in the fourth quarter of each year.


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We propose replacing the second paragraph in its entirety in all future filings, as follows:

         Our insurance services revenues related to management fees are recognized monthly at 13.5% of the earned premiums of the managed company. We also share equally any profits of the managed company, to a maximum of 3% of earned insurance premiums. Any past losses of the managed company are carried forward and applied against earnings before any profits are shared. The profit sharing component is recorded in the fourth quarter based on the audited financial results of the managed company.

You may contact me at 512-314-4403 if you have any further questions.



Sincerely,


/s/ W.H. Hayes
-----------------------
W.H.Hayes
Senior Vice President